SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SandRidge Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

80007P307

(CUSIP Number)

April 17, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007P307

(1)	Name of reporting person: Riverstone/Carlyle Energy Partners IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 51,370,888
(7) Sole dispositive power 0
(8) Shared dispositive power 51,370,888
(9)	Aggregate amount beneficially owned by each reporting person 51,370,888
(10)	Check if the aggregate amount in row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in row (9) 10.48%
(12)	Type of reporting person PN

CUSIP No. 80007P307

(1)	Name of reporting person: R/C Energy GP IV, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 51,370,888
(7) Sole dispositive power 0
(8) Shared dispositive power 51,370,888
(9)	Aggregate amount beneficially owned by each reporting person 51,370,888
(10)	Check if the aggregate amount in row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in row (9) 10.48%
(12)	Type of reporting person OO

Item 1(a).	Name of issuer:

SandRidge Energy, Inc.

Item 1(b).	Address of issuer’s principal executive offices:

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

Item 2(a).	Names of persons filing:

This statement is filed by:

i.	Riverstone/Carlyle Energy Partners IV, L.P. (“GP”) with respect to the shares of common stock directly owned by R/C Dynamic Holdings, L.P. (“R/C”); and

ii.	R/C Energy GP IV, LLC (“Ultimate GP”) with respect to the shares of common stock directly owned by R/C.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	Address or principal business office or, if none, residence:

The address and principal business office of the Reporting Persons is:

712 Fifth Avenue, 51st Floor

New York, New York 10019.

Item 2(c).	Citizenship:

GP is a Delaware limited partnership.

Ultimate GP is a Delaware limited liability company.

Item 2(d).	Title of class of securities:

Common stock, par value $0.001

Item 2(e).	CUSIP number:

80007P307

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

1.	GP

a.	Amount beneficially owned: 51,370,888

b.	Percent of class: 10.48%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 51,370,888

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 51,370,888

2.	Ultimate GP

a.	Amount beneficially owned: 51,370,888

b.	Percent of class: 10.48%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 51,370,888

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 51,370,888

R/C is the sole record and beneficial owner of 51,370,888 shares of common stock. R/C has shared voting and dispositive powers with respect to the 51,370,888 shares of common stock. R/C has filed a separate Schedule 13G with respect to such shares.

GP does not directly own any shares of common stock. By virtue of being the general partner of R/C, however, GP may be deemed to possess shared voting and dispositive powers with respect to the 51,370,888 shares of common stock held by R/C. GP expressly disclaims any beneficial ownership over such shares.

Ultimate GP does not directly own any shares of common stock. By virtue of being the general partner of the general partner of R/C, however, Ultimate GP may be deemed to possess shared voting and dispositive powers with respect to the 51,370,888 shares of common stock held by R/C. Ultimate GP expressly disclaims any beneficial ownership over such shares.

Ultimate GP is managed by a managing board. Pierre F. Lapeyre, Jr., David M. Leuschen, Andrew W. Ward, Michael B. Hoffman, Lord John Browne, N. John Lancaster, Daniel A. D’Aniello and Edward J. Mathias, as members of the managing board of Ultimate GP may be deemed to possess voting and dispositive powers with respect to the 51,370,888 shares of common stock held by R/C. Such individuals expressly disclaim any beneficial ownership over such shares.

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2012

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P. By: R/C Energy GP IV, LLC, its general partner

/s/ Tom Walker
Name: Tom Walker Title: Managing Director

R/C ENERGY GP IV, LLC

/s/ Tom Walker
Name: Tom Walker Title: Managing Director